Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

SMART Technologies Inc. (the “Company” or “SMART”)

3636 Research Road N.W.

Calgary, Alberta T2L 1Y1

2.	Date of Material Change

May 26, 2016

3.	News Release

A news release with respect to the material change referred to in this report was issued through newswire services on May 26, 2016 and filed on the system for electronic document analysis and retrieval at www.sedar.com.

4.	Summary of Material Change

The Company has entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which 689522 N.B. Ltd. (“AcquisitionCo”) and Foxconn Singapore (Pte.) (“Foxconn” and, together with AcquisitionCo, the “Purchaser”), a subsidiary of Hon Hai Precision Industry Co., Ltd. (“Hon Hai”), will acquire all of the issued and outstanding common shares of SMART (“Common Shares”) for cash consideration of US$4.50 per Common Share (the “Arrangement”).

The Arrangement, if approved by the requisite proportion of the holders of the Common Shares (“SMART Shareholders”), will proceed by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (Alberta).

5.	Full Description of Material Change

5.1	Full Description of Material Change

Arrangement

On May 26, 2016, the Company announced that it had entered into the Arrangement Agreement pursuant to which the Purchaser agreed to acquire all of the issued and outstanding Common Shares for cash consideration of US$4.50 per Common Share. The US$4.50 per Common Share purchase price represents a premium of approximately 21% to the volume weighted average price over the last 90 trading days prior to announcement of the Arrangement on the NASDAQ Stock Market.

Arrangement Agreement

The Arrangement Agreement contains customary representations and warranties of each party, non-solicitation and interim operations covenants by SMART, and right to match provisions in favour of Foxconn. The Arrangement Agreement provides that a termination fee of US$8.9 million will be payable by SMART in certain circumstances, including where SMART enters into an agreement with respect to a superior proposal or SMART’s board of directors (the “SMART Board”) fails to recommend the Arrangement to SMART Shareholders in the prescribed manner.

The Arrangement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals (including the approval of the Toronto Stock Exchange) and the approval of 66 2/3% of the votes cast by SMART Shareholders represented in person or by proxy at a meeting of SMART Shareholders to be called to consider the Arrangement (the “Special Meeting”).

All of the directors, certain of the officers of SMART and certain of the SMART Shareholders, representing an aggregate of approximately 67.7% of the issued and outstanding Common Shares, have entered into lockup agreements pursuant to which they have agreed to, among other things, support the Arrangement and vote their Common Shares in favour of the Arrangement, subject to the terms of such agreements.

An information circular regarding the Arrangement is expected to be mailed to SMART Shareholders in June 2016 and the Special Meeting is expected to be held in July 2016 with closing to occur thereafter. A copy of the Arrangement Agreement will be filed on SMART’s profile on SEDAR and EDGAR and will be available for viewing at www.sedar.com and www.sec.gov, respectively.

Board Recommendation

After consulting with its financial and legal advisors, the SMART Board unanimously approved the Arrangement. The SMART Board recommends that SMART Shareholders vote in favour of the Arrangement.

Guarantee

In connection and concurrently with the entering into of the Arrangement Agreement, Foxconn (Far East) Ltd., a direct subsidiary of Hon Hai, provided a guarantee to SMART of all accrued debts and liabilities owing by Foxconn to SMART or remaining unpaid by Foxconn to SMART incurred in connection with or arising from the Arrangement Agreement.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Matt Sudak, Vice President, Legal, General Counsel and Corporate Secretary of the Company, is knowledgeable about the material change and the Report. He can be contacted by phone at: 403-407-5203.

9.	Date of Report

May 26, 2016.

Forward-Looking Statements

This material change report includes forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws, which statements reflect SMART’s current views with respect to future events. Statements that include the words “expect”, “believe”, “may”, “will”, and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. The forward-looking statements in this material change report pertain to the possible consummation of the Arrangement. Completion of the Arrangement is subject to a number of conditions that are typical for transactions of this nature. Failure of any of these conditions to be satisfied or waived by the appropriate parties, the emergence of a superior proposal, or the failure to obtain approval of the requisite proportion of SMART Shareholders may result in the termination of the Arrangement Agreement. The foregoing list is not exhaustive, and additional information on these and other risks that could affect completion of the Arrangement will be set forth in the information circular prepared in connection with the Special Meeting, which will be available on SEDAR and EDGAR.

All forward-looking statements address matters that involve known and unknown risks, uncertainties and assumptions, many of which are beyond SMART’s control. Accordingly, there are and will be important factors that could result in the termination of the Arrangement Agreement.

Although SMART believes that the assumptions inherent in the forward-looking statements contained in this material change report are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. SMART undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.